                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                              -------------------

                                 SCHEDULE 13D
                                (RULE 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                 TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13D-2(a)

                                XCELLENET, INC.
                               (Name of Issuer)

                    COMMON STOCK, PAR VALUE $.01 PER SHARE
                        (Title of Class of Securities)

                                  98388R 10 6
                                (CUSIP Number)

                               ALBERT K. HOOVER
                   SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                            STERLING COMMERCE, INC.
                             4600 LAKEHURST COURT
                              DUBLIN, OHIO 43016
                                (614) 793-7000

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                   Copy To:

                               JAMES E. O'BANNON
                          JONES, DAY, REAVIS & POGUE
                           2300 TRAMMELL CROW CENTER
                               2001 ROSS AVENUE
                             DALLAS, TEXAS  75201
                                (214) 220-3939

                                APRIL 16, 1998
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                         (Continued on following pages)

                               Page 1 of 9 Pages

-----------------------                                  ---------------------
 CUSIP NO. 98388R 10 6                13D                  Page 2 of 9 Pages
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Sterling Commerce, Inc.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

      Not applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
 5                                                                   [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             1,391,831
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      1,391,831
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                    [X]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

      16.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14

      CO
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1. SECURITY AND ISSUER.
        --------------------

     The equity securities to which this statement relates are shares of Common Stock, par value $.01 per share ("XcelleNet Common Stock"), of XcelleNet, Inc., a Georgia corporation (the "Company"). The Company's principal offices are located at 5 Concourse Parkway, Suite 850, Atlanta, Georgia 30328.

ITEM 2. IDENTITY AND BACKGROUND.
        -----------------------

     This statement is filed by Sterling Commerce, Inc., a Delaware corporation ("Sterling Commerce"). Sterling Commerce develops, markets and supports electronic commerce software products, and provides electronic commerce services, that enable businesses to engage in business to business electronic communications and transactions. Sterling Commerce's executive offices are located at 300 Crescent Court, Suite 1200, Dallas, Texas 75201. Sterling Commerce's administrative offices are located at 4600 Lakehurst Court, Dublin, Ohio 43016.

     Schedule I hereto, which is incorporated herein by this reference, sets forth the name, the business address, the present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and the citizenship of the directors and executive officers of Sterling Commerce.

     Neither Sterling Commerce nor, to its knowledge, any of the persons identified in Schedule I hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
        -------------------------------------------------

     Not applicable.  See Item 4.

ITEM 4. PURPOSE OF TRANSACTION.
        ----------------------

     On April 16, 1998, Sterling Commerce, Sterling Commerce (Southern), Inc., a Delaware corporation and a wholly owned subsidiary of Sterling Commerce ("Merger Sub"), and the Company entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which the Company will be merged with and into Merger Sub (the "Merger") with Merger Sub as the surviving corporation and remaining a wholly owned subsidiary of Sterling Commerce.

     Pursuant to the Merger Agreement, at the effective time of the Merger (the "Effective Time"), each share of XcelleNet Common Stock issued and outstanding immediately before the Effective Time (other than any shares held in the treasury of the Company, by any of the Company's subsidiaries, or directly or indirectly by Sterling Commerce, which shares will be canceled, and shares held by shareholders of the Company, if any, who properly exercise their dissenter's rights under Georgia law) will be converted into the right to receive $8.80 in cash and 0.2885 of a share of common stock, par value $.01 per share, of Sterling Commerce, with the ratio of cash and shares to be adjusted, if necessary, as provided in Section 2.1 of the Merger Agreement (the "Merger Consideration").

     The obligations of the parties to the Merger Agreement to consummate the Merger are conditioned upon, among other things, (i) approval of the Merger Agreement by the holders of a majority of the outstanding shares of XcelleNet Common Stock, (ii) the waiting period pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, having expired or been terminated, and (iii) the receipt of opinions of counsel by each of Sterling Commerce and the Company to the effect that the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and that no gain or loss will be recognized by the shareholders of the Company upon their exchange of shares for the Merger Consideration under Section 354 of the Code (except to the extent that such shareholders receive cash for their shares).

     As a condition to its willingness to enter into the Merger Agreement, Sterling Commerce required that, concurrently with the execution and delivery of the Merger Agreement, each of Dennis M. Crumpler (the Chairman and Chief Executive Officer of the Company), Maleah Crumpler and The Crumpler Investment Limited Partnership (collectively, the "Crumpler Shareholders") enter into an agreement (the "Shareholder Agreement") with Sterling Commerce, pursuant to which, among other things, the Crumpler Shareholders have agreed to vote their shares of XcelleNet Common Stock in favor of the Merger Agreement. The Crumpler Shareholders held in the aggregate approximately 16.6 % of the outstanding shares of XcelleNet Common Stock as of the date of the Merger Agreement.

     Sterling Commerce's principal purpose in entering into the Merger Agreement is to acquire the Company by merger. Sterling Commerce's principal purpose in entering into the Shareholder Agreement is to enhance the likelihood that the Merger will be consummated. Upon consummation of the Merger, the Company will be merged with and into Merger Sub and will cease to exist.

     The foregoing response to this Item 4 is qualified in its entirety by reference to the Merger Agreement and the Shareholder Agreement, copies of which are filed as Exhibits 1 and 2, respectively, hereto and incorporated herein by this reference.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
        ------------------------------------

     The responses to Items 4 and 6 are incorporated herein by this reference.

     Based on the representations and covenants of the Crumpler Shareholders made in the Shareholder Agreement, the Crumpler Shareholders, in the aggregate, are entitled to vote and to dispose of a total of 1,391,831 shares of XcelleNet Common Stock. Accordingly, the Crumpler Shareholders, in the aggregate, may be deemed to beneficially own 1,391,831 shares of XcelleNet Common Stock, or approximately 16.6% of the shares of XcelleNet Common Stock outstanding as of the date of the Merger Agreement. As a result of the Shareholder Agreement, Sterling

Commerce may be deemed to have shared voting power with respect to all 1,391,831 shares of XcelleNet Common Stock beneficially owned by the Crumpler Shareholders.

     On the dates indicated below, Sterling Commerce sold shares of XcelleNet Common Stock. All such sales were effected in open market transactions. Except as described below, Sterling Commerce has not effected transactions in shares of XcelleNet Common Stock during the preceding 60 days.

     Date of Sale     Number of Shares Sold     Sale Price Per Share
     ------------     ---------------------     --------------------
       3/10/98                20,000                  $20.5625
       3/17/98                10,000                  $20.0000
       3/18/98                10,000                  $20.0000
       3/20/98                60,000                  $20.5000

     None of the persons identified on Schedule I hereto have effected transactions in shares of XcelleNet Common Stock during the preceding 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
        ------------------------------------------------------------------------
        SECURITIES OF THE ISSUER.
        ------------------------

     The responses to Items 4 and 5 are incorporated herein by this reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
        --------------------------------

     Exhibit 1. Agreement and Plan of Merger, dated as of April 16, 1998, by and among Sterling Commerce, Inc., Sterling Commerce (Southern), Inc. and XcelleNet, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K dated April 16, 1998 of Sterling Commerce, Inc. (Commission File No. 1-14196))

     Exhibit 2. Shareholder Agreement, dated as of April 16, 1998, by and among Sterling Commerce, Inc. and certain shareholders of XcelleNet, Inc. (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K dated April 16, 1998 of Sterling Commerce, Inc. (Commission File No. 1-14196))

                                   SIGNATURES

     After reasonable inquiry, and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.



Date:     April 24, 1998            STERLING COMMERCE, INC.



                                    By: /s/ Albert K. Hoover
                                       -----------------------------------------
                                       Albert K. Hoover
                                       Senior Vice President and General Counsel

                                 EXHIBIT INDEX



Exhibit No.
-----------

1. Agreement and Plan of Merger, dated as of April 16, 1998, by and among Sterling Commerce, Inc., Sterling Commerce (Southern), Inc. and XcelleNet, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K dated April 16, 1998 of Sterling Commerce, Inc. (Commission File No. 1-14196))

2. Shareholder Agreement, dated as of April 16, 1998, by and among Sterling Commerce, Inc. and certain shareholders of XcelleNet, Inc. (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K dated April 16, 1998 of Sterling Commerce, Inc. (Commission File No. 1-14196))

                                                                      SCHEDULE I

                          Information with Respect to
             Directors and Executive Officers of Sterling Commerce
             -----------------------------------------------------

     Each of the individuals listed below is a United States citizen, except for Ms. Honor R. Hill who is a Canadian citizen. Unless otherwise indicated, the business address of each such individual is 4600 Lakehurst Court, Dublin, Ohio 43016. The address of the corporation or organization (if other than Sterling Commerce), if any, in which the principal occupation or employment of each such individual is conducted is set forth opposite such individual's name below.

                                  TITLE WITH                           PRESENT PRINCIPAL
        NAME                STERLING COMMERCE, INC.                 OCCUPATION OR EMPLOYMENT
----------------------  -------------------------------  ----------------------------------------------
Warner C. Blow          President, Chief Executive       President and Chief Executive Officer of
                        Officer and Director             Sterling Commerce, Inc.

Robert E. Cook          Director                         Investor for his own accounts; Officer of
                                                         Pitchfork
                                                         Development, Inc.
                                                         572 Park Avenue, Second Floor,
                                                         Park City, Utah, 84060

Honor R. Hill           Director                         Christian Science practitioner and lecturer
                                                         6422 Forest Creek Drive
                                                         Dallas, Texas 75230

Albert K. Hoover        Senior Vice President and        Senior Vice President and General Counsel
                        General Counsel                  of Sterling Commerce, Inc.

Jeannette P. Meier      Executive Vice President and     Executive Vice President and Secretary of
                        Secretary                        Sterling Commerce, Inc. and Executive Vice
                                                         President and Secretary of Sterling
                                                         Software, Inc.
                                                         300 Crescent Court, Suite 1200,
                                                         Dallas, Texas, 75201-7853

Paul L. H. Olson        Executive Vice President and     Executive Vice President of Sterling
                        President of Sterling            Commerce, Inc. and President of Sterling
                        Commerce's Commerce              Commerce's Commerce Services Group
                        Services Group

Stephen R. Perkins      Executive Vice President and     Executive Vice President of Sterling
                        President of  Sterling           Commerce, Inc. and President of  Sterling
                        Commerce's Communications        Commerce's Communications Software
                        Software Group                   Group

J. Brad Sharp           Executive Vice President and     Executive Vice President of Sterling
                        President of Sterling            Commerce, Inc. and President of Sterling
                        Commerce's Interchange           Commerce's Interchange Software Group
                        Software Group

                                  TITLE WITH                           PRESENT PRINCIPAL
        NAME                STERLING COMMERCE, INC.                 OCCUPATION OR EMPLOYMENT
----------------------  -------------------------------  ----------------------------------------------
Steven P. Shiflet       Senior Vice President and        Senior Vice President and Chief Financial
                        Chief                            Officer of Sterling Commerce, Inc.
                        Financial Officer

Sterling L. Williams    Chairman                         Chairman of Sterling Commerce, Inc. and
                                                         President and Chief Executive Officer of
                                                         Sterling Software, Inc.
                                                         300 Crescent Court, Suite 1200,
                                                         Dallas, Texas, 75201-7853

Charles J. Wyly, Jr.    Director                         Vice Chairman of Sterling Software, Inc. and
                                                         Vice Chairman of Michaels Stores, Inc.
                                                         300 Crescent Court, Suite 1000
                                                         Dallas, Texas  75201-7853

Evan A. Wyly            Director                         Managing Partner of  Maverick Capital, Ltd.,
                                                         Vice President of Sterling Software, Inc. and
                                                         Vice President of Michaels Stores, Inc.
                                                         300 Crescent Court, Suite 1000
                                                         Dallas, Texas  75201-7853

Sam Wyly                Director                         Chairman of Sterling Software, Inc.,
                                                         Chairman of Michaels Stores, Inc. and
                                                         Partner of Maverick Capital, Ltd.
                                                         300 Crescent Court, Suite 1000
                                                         Dallas, Texas  75201-7853